February 15, 2006

VIA EDGAR

Mr. Michael Moran, Esq.
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission

RE: Response to February 3, 2006 Comments
Nicor Inc.	File Number 1-7297
Northern Illinois Gas Company	File Number 1-7296

Dear Mr. Moran:

Nicor has reviewed the staff’s additional comments dated February 3, 2006 relating to the Nicor Inc. 2004 Form 10-K, the Nicor Inc. September 30, 2005, Form 10-Q, and the November 28, 2005 Form 8-K of Northern Illinois Gas Company.

Nicor Inc. and Northern Illinois Gas Company (hereinafter, “Nicor”) acknowledge that the adequacy and accuracy of the disclosure in its filings are the responsibility of Nicor management. Nicor also acknowledges that staff comments, or changes made to disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing. Nicor also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to address staff’s comments regarding our disclosures. The remainder of this letter includes responses to each of the three comments. To assist staff with its review, we have preceded each of our responses with the related comment.

If you have any questions regarding Nicor’s responses, you may call me at 630-388-3507.

Sincerely,

/s/ NEIL J. MALONEY

Neil J. Maloney
Assistant General Counsel and Assistant Secretary

Nicor Inc. Form 10-K for the Year Ended December 31, 2004

Business, page 3

1. We note your response to comment one of our letter dated December 30, 2005. We understand that the natural gas market is liquid. Please explain if the gas supplies referenced were obtained through long-term contracts, and if so, indicate to us the financial impact related to the potential loss of any one, or both, suppliers. In this regard, we understand there may not be an impact to earnings, but explain what impact a loss could have to your operating cash flows. Please see SOP 94-6.

Response: The gas supplies referenced in our January 26, 2006 response to your letter dated December 30, 2005 were obtained primarily through short-term contracts. The company typically negotiates supply contracts by seeking solicitations from a large list of potential suppliers and ties the pricing to published price indices so as to approximate market prices at the time of delivery. Given the liquidity in the natural gas market and Nicor Gas’ purchasing practices, numerous alternate sources of supply are readily available on comparable terms. Also, since our purchased gas adjustment clause can be reset monthly, any changes in the cost of gas are reflected in customer billings on a timely basis and are, thus, not expected to have a significant adverse impact on operating cash flows. In conclusion, we believe that disclosure of this uncertainty is not required under SOP 94-6 because it is not reasonably possible that the loss of suppliers could cause a severe cash flow impact in the near term.

Other Energy Ventures, page 6

2A. We note your response to comment three of our letter dated December 30, 2005. It is our understanding that Nicor establishes gas inventory reserves at opportunistic price and time points. In this regard, explain to us if there are any timing differences related to amounts of gas inventory transported to your storage facilities by the Horizon Pipeline, and when you ultimately realize the profits on the sale of the gas to your end users. See APB 18.

Response: There are timing differences related to when gas is transported to our facility by the Horizon Pipeline and when the gas is sold to our end users. Nicor Gas, a rate-regulated entity, is required to follow the guidance in FAS 71. FAS 71 provides that profit on sales to regulated affiliates shall not be eliminated in general-purpose financial statements if certain criteria are met. As Nicor Gas purchases the transportation service from Horizon Pipeline at a reasonable sales price (that has been approved by FERC and not challenged by our regulator), and that cost is fully recovered through our Purchased Gas Adjustment, any profit realized on the sale of transportation services by Horizon to Nicor Gas should not be eliminated.

Please note, for informational purposes, that Nicor’s pre-tax share of profits from Horizon Pipeline is approximately $1.5 million per year.

2B. Furthermore, explain what analysis was performed with respect to the application of FIN 46R to your investment in Horizon. In this regard, the contract you have may cause Horizon to be considered a variable interest entity (VIE). If Horizon is considered a VIE, explain who is the primary beneficiary, and how you reached your conclusion.

Response: In applying FIN 46R, we concluded that Horizon is not a VIE for the following reasons:

•    A qualitative assessment indicated that the equity investment at risk was sufficient to permit Horizon to finance its activities without additional subordinated financial support. More specifically, we found that Horizon had no subordinated financial support - there were no loan guarantees and the transportation contract between Horizon and Nicor Gas was not designed to absorb any potential losses of Horizon. The transportation contract is simply a contract for a service at FERC-approved negotiated rates, which were similar to the rates charged to others.
•    The equity investors do not lack any of the three characteristics of a controlling financial interest.

For informational purposes, please note that in 2004, Horizon Pipeline had revenues of $11.9 million and expenses of $8.8 million. At December 31, 2004, Horizon Pipeline had total assets of $87.7 million and total liabilities of $50.2 million, and Nicor had an investment in Horizon Pipeline of $18.7 million.

3. We note your response to comment four of our letter dated December 30, 2005. Please confirm to us that you have met the disclosure requirements of EITF 02-3 with respect to your trading derivatives, if you have not, then present such disclosures on a prospective basis.

Response: We believe we have met the disclosure requirements of EITF 02-3. We disclose our policy of accounting for derivative instruments used in our trading operation in the Accounting Policy footnote under the caption “Derivative Instruments.” The disclosure requirements of EITF 02-3 also reminds us to consider the Management’s Discussion and Analysis (MD&A) disclosures required by Item 303 of Regulation S-K and the MD&A guidance provided by Financial Reporting Release 61. Nicor has disclosed in MD&A all significant actual impacts on results of operations and all potentially significant impacts on liquidity and results of operations.